Exhibit (a)(1)(iii)

Form of Cover Letter to Unitholders

ALPHA CORE STRATEGIES FUND
50 South LaSalle Street
Chicago, Illinois, 60603

April 17, 2018

[UNITHOLDER NAME/ADDRESS]

Dear [UNITHOLDER]:

We are writing to inform you of important dates relating to a repurchase offer by Alpha Core Strategies Fund (the “Fund”). If you are not interested in tendering your common interests in the Fund (“Common Units”) for repurchase at this time, please disregard this notice and take no action.

The tender offer period will begin on April 17, 2018 and end at 5:00 p.m., Central Time, on May 17, 2018. The purpose of the repurchase offer is to provide liquidity to holders of the Common Units. Common Units may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender your Common Units or a portion of your Common Units for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal by mail or by fax so that it arrives no later than 5:00 p.m., Central time, on May 17, 2018.

If you do not wish to sell your Common Units during this tender offer period, simply disregard this notice. No action is required if you do not wish to sell any portion of your Common Units at this time.

All tenders of Common Units must be received by the Fund, either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by 5:00 p.m., Central time, on May 17, 2018, unless the tender offer is extended.

To understand the tender offer fully, and for a more complete discussion of the terms and conditions of the tender offer, we encourage you to read carefully the entire Offer to Purchase and the related Letter of Transmittal, each enclosed herewith.  If you have any questions, please refer to the attached Offer document, which contains additional important information about the repurchase offer, or call (800) 388-5610.

Sincerely,

Robert DiCarlo